Exhibit 99.2

Information on the total number of voting rights and shares

February 25, 2026

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), February 25, 2026, 10:30 pm CET / 4:30 pm ET – In accordance with article 15 of the Law of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issue of new shares on February 20, 2026.

•	Share capital: EUR 6,511,048.19
•	Total number of securities carrying voting rights: 43,662,403 (all ordinary shares)
•	Total number of voting rights (= denominator): 43,662,403 (all relating to ordinary shares)
•	Number of rights to subscribe to securities carrying voting rights not yet issued: 3,416,319 (all granted subscription rights; this number excludes 462,677 subscription rights that were issued but not yet granted)
•	Total number of convertible bonds: 225 convertible bonds with a nominal value of EUR 91,500 per bond
•	Total number of voting rights that can be obtained in case of conversion of all 225 convertible bonds at the current conversion price of EUR 5.00 per share: 4,117,500

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Attachment

• 2026 02 25 - Press release - Number of shares (ENG)